UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


Cornerstone OnDemand, Inc.
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(Name of Issuer)

Common Stock, $0.0001 par value per share
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(Title of Class of Securities)

21925Y103
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(CUSIP Number)

Robert G. Moses
RGM Capital, LLC
9010 Strada Stell Court
Suite 105
Naples, FL  34109
(239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2017
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].


CUSIP NO. 21925Y103
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
   I.D. No. 06-1685711
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

   WC*
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
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                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,057,836**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,057,836**
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,057,836**
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.28%
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14. TYPE OF REPORTING PERSON

    IA, OO
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*See Item 3
**See Item 2 and 5




CUSIP NO. 21925Y103
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,057,836**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,057,836**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,057,836**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.28%
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14. TYPE OF REPORTING PERSON

    HC, IN
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*See Item 3
**See Item 2 and 5

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Cornerstone OnDemand, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, CA 90404.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Statement is filed jointly by RGM Capital, LLC ("RGM Capital") and Robert G. Moses (together, the "Reporting Persons"). Mr. Moses is the managing member of RGM Capital, LLC. The Reporting Persons' principal business address is located at 9010 Strada Stell Court, Suite 105, Naples, FL 34109.

         (d-e) Neither RGM Capital, LLC nor Mr. Moses have during the past five years been convicted of any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and separately managed accounts. The aggregate funds used by the Reporting Persons to make the purchases was $101,914,199.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities reported herein were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of private investment funds and separately managed accounts over which the reporting persons have investment discretion. The acquisitions of the securities reported herein were made in the ordinary course of the Reporting Persons' business.

         The Reporting Persons believe the securities of the Issuer are undervalued. The Reporting Persons believe there are both strategic and operating margin-enhancing opportunities for the Issuer that would meaningfully increase value to shareholders and have initiated a dialogue with the Issuer's Management and Board of Directors (the "Board") regarding those opportunities.

	The Reporting Persons will take such future actions with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

         In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

         Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b). As of the date hereof, RGM Capital, LLC may be deemed the beneficial owner of 3,057,836 shares of Issuer Common Stock, representing approximately 5.28% of the Issuer's outstanding Common Stock based upon the 57,901,351 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2017.

         RGM Capital shares the power to vote or direct the vote of 3,057,836 shares to which this filing relates.

         RGM Capital has the sole power to vote or direct the vote of 0 shares to which this filing relates.

         RGM Capital shares the power to dispose or direct the disposition of 3,057,836 shares to which this filing relates.

         RGM Capital has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

         As of the date hereof, Robert G. Moses may be deemed the beneficial owner of 3,057,836 shares of Issuer Common Stock, representing approximately 5.28% of the Issuer's outstanding Common Stock based upon the 57,901,351 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2017.

	Robert G. Moses shares the power to vote or direct the vote of 3,057,836 shares to which this filing relates.

        Robert G. Moses has the sole power to vote or direct the vote of 0 shares to which this filing relates.

        Robert G. Moses shares the power to dispose or direct the disposition of 3,057,836 shares to which this filing relates.

        Robert G. Moses has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

          (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.

Trade Date	Nature of Transaction	Shares 		Price/Share
----------      --------------------- 	-----------     -----------
11/14/2017	Purchase		25,000		33.7474
11/28/2017	Purchase		25,000		37.1403
11/29/2017	Purchase		20,194		36.4978
11/30/2017	Purchase		50,000		37.0079
12/01/2017	Purchase		50,000		36.3912
12/04/2017	Purchase		75,000		35.5201

          (d-e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Neither of the Reporting Persons have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				  December 5, 2017
                                --------------------------------------
       					(Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                                     /s/  Robert G. Moses
                                --------------------------------------
			          Robert G. Moses